Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

December 12, 2011

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Amendment No. 3 to Form 8-K

Filed October 27, 2011

Form 10-K for Fiscal Year Ended

March 31, 2011

Filed August 9, 2011

Amendment No. 1 to Form 10-Q for Quarterly Period Ended

June 30, 2011

Filed October 28, 2011

File No. 000-50000

Dear Mr. Reynolds:

Please be advised that Studio II Brands, Inc. (the “Company”) has today filed Amendment No 4 to its report on Form 8-K dated February 10, 2011.  In conjunction with that filing, please find the Company’s responses to your comment letter dated November 28, 2011 with respect to the previously filed Amendment No 3 to Form 8-K filed on October 27, 2011.

Form 8-K/A, filed October 27, 2011

Exhibits

1. We note your responses to comments 11 and 12 of our letter dated September 15, 2011.

Exhibits 3.2 and 3.2.1 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file each exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II

of the EDGAR Filer Manual.

Response:  The comment is noted. Exhibits 3.2 and 3.2.1 are filed in electronic format with Amendment No. 4

Exhibit 99.1

Hippo Lace Limited Financial Statements

Note 3. Business Acquisition, page 14

2. We note in your response to comment 17 of our letter dated September 15, 2011 that a portion of the total consideration of $182,982 was used to pay off Legend Sun’s shareholder loan due to Sizegenic at the acquisition date, and the remaining consideration was used to purchase Legend Sun’s net assets (i.e. assets less liabilities). Please revise the Legend Sun purchase price allocation to include the shareholder loan of $86,198, as shown on the February 23, 2010 Legend Sun balance sheet in Exhibit 99.8.

Response: Pursuant to the Supplementary Agreement to Agreement for sale and purchase of Legend Sun dated February 24, 2010 filed as exhibit 10.10 with this amendment no. 4 to 8K, part of the consideration of $182,982 was used to pay off Legend Sun’s shareholder loan due to Sizegenic at the acquisition date.  Thereafter, Hippo Lace Limited (“HLL”) became the successor of Sizegenic to own the shareholder loan.  In this connection, the consideration in the purchase price allocation has net off the repayment of $86,198 shareholder loan and included the shareholder loan of $86,198 payable to Sizegenic in the allocated net tangible assets as shown on the February 23, 2010 Legend Sun balance sheet in Exhibit 99.8.  The shareholder loan owned by HLL became an intercompany loan payable to HLL, which is eliminated in the consolidation of HLL Financial Statements of Exhibit 99.1. The following notes to financial statements of Exhibit 99.1, 99.2.1 and 99.8 have been revised as follows:

“NOTE 1 ORGANIZATION, page 9 of Exhibit 99.1 and 99.2.1

Hippo Lace Limited (“the Company”) was incorporated on December 11, 2009 in the British Virgin Islands (“BVI”) with a maximum authorized share capital of 50,000 ordinary shares. On January 12, 2010, a share was issued for $1 to Mr. Gu Yao, who is the sole shareholder of the Company. The Company principally acts as an investing holding company.

In February 2010, the Company entered into and consummated an agreement with Sizegenic Holdings Limited, a BVI corporation, to acquire 100% interests of its wholly owned subsidiary, Legend Sun Limited (“Legend Sun”). The consideration of $182,982, pursuant to the supplementary agreement, included repayment of the balance of stockholder’s loan from Sizegenic to Legend Sun and the Company becomes the successor of Sizegenic to own the stockholder’s loan to Legend Sun, was paid in full on February 17, 2010 and the share transfer was completed on February 24, 2010. Legend Sun is a limited liability company incorporated and domiciled in Hong Kong and its principal activity is to provide catering services in Hong Kong.”

“NOTE 3 BUSINESS ACQUISITION, page 16 of Exhibit 99.1 and 99.2.1

In February 2010, the Company entered into a sale and purchase agreement with Sizegenic Holdings Limited, a BVI corporation, to acquire its wholly owned subsidiary, Legend Sun Limited (“Legend Sun”). Pursuant to the sale and purchase agreement, the Company paid a total consideration of $182,982 (approximate HK$1,425,024) in exchange for 100% ownership of Legend Sun. Legend Sun is a Hong Kong company and it principally engages in provision of catering services in Hong Kong.  Pursuant to a Supplementary Agreement to the sale and purchase agreement, the consideration of 182,982 included repayment of the balance of the stockholder’s loan from Sizegenic to Legend Sun and the Company became the successor of Sizegenic to own the stockholder’s loan to Legend Sun.  Cheung Ming is the sole shareholder of Sizegenic.  There was no relationship between Gu Yao and Sizegenic or Cheung Ming prior to the sale of Legend Sun. The fair values of the assets acquired and liabilities assumed at the date of acquisition as determined in accordance with ASC 805, and the purchase price allocation at the date of acquisition, were as follows:

Consideration Paid:
Cash Paid	$ 182,982
Repayment of stockholder’s loan	(86,198)
Cash acquired	(5,417)
Cash paid, net of repayment of stockholder’s loan and cash acquired	91,367

Allocated to:
Inventory	$ 5,201
Due from related party	10,272
Other receivable and prepaid expenses	9,651
Security deposit	40,960
Property and equipment	124,834
Accounts payable	(7,561)
Accrued expenses	(7,535)
Due to related party	(30,817)

Stockholder’s loan	(86,198)
Net tangible assets	$ 58,807

Value of excess of purchase price over net assets
Acquired allocated to:
Goodwill	$ 32,560”

“NOTE 14 SUBSEQUENT EVENT, page 21 of Exhibit 99.1 and NOTE 15 SUBSEQUENT EVENT, page 23 of Exhibit 99.2.1

We evaluated subsequent events through the issuance date of our financial statements.  On February 10, 2011, the Company and the sole shareholder Mr. Gu Yao (“Gu”) entered into Share Exchange Agreement and Supplementary Agreement with Studio II Brands, INC. (“Studio II”), a Florida corporation whereby Studio II agreed to issue 2,291,100 shares of the common stock to Gu to (a) acquire all of the issued and outstanding shares of common stock of the Company, and (b) repay the balance of the stockholder’s loan from Gu to the Company and became the successor of Gu to own the stockholder’s loan to the Company. Upon consummation of the transaction, Studio II would become the holding company of the Company.  The exchange transaction was a private placement transaction, and the shares issued in the exchange transaction were not registered under the Securities Act of 1933, in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and by Regulation S promulgated under the Securities Act. Accordingly, all shares issued in the exchange transaction will constitute “restricted securities” as defined in Rule 144 under the Securities Act of 1933.”

“NOTE 13 SUBSEQUENT EVENT, page 16 of Exhibit 99.8

We evaluated subsequent events through the issuance date of our financial statements.  In February 2010, Sizegenic entered into and consummated an agreement and supplementary agreement with Hippo Lace Limited, a BVI corporation, to sell 100% interests of the Company and Hippo Lace Limited to repay the Company’s shareholder loan from Sizegenic and becomes the successor of the loan, respectively. The consideration of $182,982 including the repayment of the shareholder loan was paid in full on February 17, 2010 and the share transfer was completed on February 24, 2010.”

Exhibit 99.2.1

Hippo Lace Limited Financial Statements

Note 13. Related Party Transactions, page 20

3. We note the $30,817 due from Joystick Limited as of March 31, 2010 and $51,362 charged to Joystick Limited for the period from December 11, 2009 (inception) to March 31, 2010 in Note 12 to the Hippo Lace Limited March 31, 2010 financial statements included in Exhibit 99.1 to your Form 8-K/A3. Please revise to also include related party disclosures for transactions with Joystick Limited in the footnotes to the March 31, 2010 financial statements included in Ex. 99.2.1, including disclosure of the offset of amounts due to Sizegenic as discussed in your response to comment 19 of our letter dated September 15, 2011.

Response: Related party disclosure for transactions with Joystick Limited and the offset of amount due to Sizegenic have been included in the Note 13. Related Party Transactions, page 20 of Exhibit 99.2.1 as follows:

December 31, 2010

March 31, 2010

“Due from Joystick Limited (“Joystick”)

(Wholly-owned subsidiary of Sizegenic)

$       -

$30,817

Amounts charged to Joystick for the period from

December 11, 2009 (inception) to March 31, 2010

   $       -

   $ 51,362

The amount due from Joystick represents the monthly fee at $10,272 for consultancy services to Joystick to operate a Portugal café bristro for January to March 2010.  Such amount has offset with amount due to Sizegenic as of December 31, 2010 through agreement with Sizegenic.

The amount charged to Joystick represents the consultancy services fee for February to March 2010 and the forfeited consultancy service deposit due to termination of agreement before expiration of the term.”

Exhibit 99.5

Unaudited Pro Forma Consolidated Financial Statements

4. We note in your response to comment 48 of our letter dated September 15, 2011 that the $184,226 stockholder’s loan due to Mr. Gu Yao still exists after the acquisition.  We further note in Studio II’s March 31, 2011 Form 10-K (Item 13, page 22) that the Studio

II’s subsidiary, HLL has an outstanding shareholder loan in the amount of $184,226 as of March 31, 2011.  Please further explain to us why you have recorded a pro forma adjustment to eliminate the stockholder’s loan, and why you have excluded the stockholder’s loan from the purchase price allocation.

Response: With reference to response to comment 2 above, pursuant to the Supplementary Agreement to Agreement for share exchange with shareholder of HLL dated February 10, 2011 filed as exhibit 10.11 with this amendment no. 4 to 8K, the consideration of $218,676 for

2,291,100 shares issued to shareholder of HLL was used to pay off HLL’s shareholder loan due to Gu Yao at the acquisition date.  Thereafter, Studio II became the successor of Gu Yao to own the shareholder loan.  In this connection, the shareholder’s loan in the book of HLL became an intercompany loan payable to Studio II, and therefore was eliminated through pro forma adjustment in pro forma consolidated financial statements of Exhibit 99.5.

The consideration in the purchase price allocation has net off the repayment of $184,226 shareholder loan and included $184,226 shareholder loan payable to Gu Yao in the allocated net tangible liabilities in Studio II’s Note 3 Business Acquisition to Form 10-K consolidated financial statements for March 31, 2011.  The proposed changes are shown in the response to comment no. 8.

Studio II’s Form 10-K for March 31, 2011 (Item 13, page 22) has proposed to revise as follows:

“The Company’s subsidiary, HLL has an outstanding shareholder loan in the amount of $184,226, and $196,266, as of March 31, 2011, and March 31, 2010, respectively.  Prior to February 10, 2011, the loan is from Gu Yao who is the holder of 2,291,100 shares, or approximately 19.25%, of the Company’s issued and outstanding common stock. The shareholder’s loan mainly represents the loan advance to HLL by Gu Yao for acquisition of the wholly own subsidiary, Legend Sun, on February 24, 2010.  This loan is unsecured, non-interest bearing and repayable after one year on December 11, 2011.  On February 10, 2011, the Company repaid the balance of the shareholder’s loan to Gu Yao as part of the consideration of $218,676 for the 2,291,100 shares of the Company’s common stock issued to Gu Yao in exchange for all of the issued and outstanding shares of HLL and became the successor of Gu Yao to own the shareholder’s loan.”

Form 10-K for the Fiscal Year Ended March 31, 2011

Studio II Brands, Inc. and Subsidiaries

Audited Financial Statements as of March 31, 2011 and 2010 and for the Period from February 10, 2011 to March 31, 2011 and for the Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page 1

5. We note in your response to comment 43 and 49 of our letter dated September 15, 2011 that you have filed a revised audit report to identify the financial statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X. Please tell us where the revised audit reports were filed, or confirm to us that you will include the revised audit reports in the amendment to your March 31, 2011 Form 10-K.

Response: The revised audited report will be included in the amended Form 10-K for March 31, 2011.  To avoid multiple amendments, the Company intends to defer filing of the amended Form

10-K until SEC has no further comment on the Company’s amended Form 8-K.

Notes to Financial Statements, page 6

Discontinued Operations

6. We note in your response to comment 44 of our letter dated September 15, 2011 that you believe the termination of the subfranchise arrangement with the Beijing restaurant was merely a termination of a part of a component, and did not represent a disposal of one component of the Company under ASC 205-20. Please tell us if the operations and cash flows of the Beijing subfranchise operations can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. If so, further explain to us the basis for your conclusion that the Beijing subfranchise operations did not represent a component of the Company under ASC 205-20.

Response:  It is true that the operations and cash flows of the Beijing subfranchise operation can be clearly distinguished, operationally and for financial reporting purposes.  However, the Company’s management manages the subfranchise operations as a whole as one reportable segment - Subfranchise.  Beijing operation was part of this subfranchise component. Therefore the termination of Beijing subfranchise operation represented partial termination of one of the Company’s component and did not meet the discontinued operations under ASC 205-20.

Note 3. Business Acquisition, page 13

7. We note in your response to comment 46 of our letter dated September 15, 2011 that the Company mutually agreed with the former shareholder of Hippo Lace Limited (“HLL”) that the fair value of the 2,291,100 Studio II shares issued as consideration for HLL is fairly represented by the investment representing the outstanding balance of HLL’s shareholder loan payable of $202,686 as of September 30, 2010 plus a premium of 8%.  Please further explain to us the basis for your conclusion that HLL’s shareholders loan payable to Mr. Gu Yao represents an investment in HLL. Also reconcile your response to the disclosure in Note 13 (page 21) to HLL’s February 09, 2011 financial statements that the shareholders loan represents an advance to the Company to substantiate the needs of day-to-day operational expenses and working capital.

Response: HLL’s shareholder loan from Mr. Gu Yao was primarily used to acquire Legend Sun in February 2010 to become the operating subsidiary of HLL and its sole investment.  The investment’s carrying value represented by the balance of the shareholder loan serves as basis for Studio II to form the conclusion of determining the consideration for the share exchange to acquire HLL and its operating subsidiary, Legend Sun, including repayment of the shareholder loan to Mr. Gu Yao.

Note 13 Related Party Transactions on page 21 of HLL’s financial statements for the period from April 1, 2010 to February 9, 2011 has proposed to revise as follows:

“The shareholder’s loan mainly represents the loan advance by Gu Yao to the Company for acquisition of the wholly own subsidiary, Legend Sun, on February 24, 2010.  This loan agreement was entered into by the Company and Gu Yao on December 11, 2009 for a term of 2 years.  This loan is unsecured, non-interest bearing and repayable after one year on December 11, 2011.”

Note 12. Related Party Transactions, page 20

8. We note in Item 13 on page 22 that the Company’s subsidiary, Hippo Lace Limited

(“HLL”) has an outstanding shareholder loan due to Mr. Gu Yao in the amount of

$184,226 as of March 31, 2011. We further note in your response to comment 48 of our letter dated September 15, 2011 that HLL’s stockholders loan due to Mr. Gu Yao was eliminated in consolidation. Please further explain to us why this outstanding loan due to a shareholder was eliminated in consolidation and not recorded as a liability on the March 31, 2011 balance sheet.

Response: As mentioned in response to comment 4 above, the consideration of $218,676 for 2,291,100 shares issued to shareholder of HLL was used to pay off HLL’s shareholder loan due to Gu Yao at the acquisition date and the Company then became the successor of Gu Yao to own the shareholder loan.  In this connection, the outstanding shareholder loan in the amount of $184,226 as of March 31, 2011 was an intercompany loan due to the Company and therefore should be eliminated in Studio II’s consolidated financial statements as of March 31, 2011.  The consideration in the purchase price allocation has net off the repayment of $184,226 shareholder loan and included $184,226 shareholder loan payable to Gu Yao in the allocated net tangible liabilities in Studio II’s Note 3 Business Acquisition to consolidated financial statements in Form 10-K for March 31, 2011.

Item 13 on page 22 of Form 10K has proposed to revise as follows:

“The Company’s subsidiary, HLL has an outstanding shareholder loan in the amount of $184,226, and $196,266, as of March 31, 2011, and March 31, 2010, respectively.  Prior to February 10, 2011, the loan is from Gu Yao who is the holder of 2,291,100 shares, or approximately 19.25%, of the Company’s issued and outstanding common stock. The stockholder’s loan mainly represents the loan advance to HLL by Gu Yao for acquisition of the wholly own subsidiary on February 24, 2010, Legend Sun.  This loan is unsecured, non-interest bearing and repayable after one year on

December 11, 2011. On February 10, 2011, the Company repaid the balance of the stockholder’s loan to Gu Yao as part of the consideration of $218,676 for the 2,291,100 shares of the Company’s common stock issued to Gu Yao in exchange for all of the issued and outstanding shares of Hippo Lace and became the successor of Gu Yao to own the stockholder’s loan.”

Purchase price allocation as shown in Studio II consolidated financial statements note 3 business acquisition on page 13 has proposed to change as follows:

“NOTE 3 BUSINESS ACQUISITION

On February 10, 2011, the Company entered into and consummated a Share Exchange Agreement with HLL and Mr. Gu Yao (“Gu”), the sole shareholder of HLL to acquire Gu’s 100% interests of HLL and its wholly owned subsidiary, Legend Sun, a limited liability company incorporated and domiciled in Hong Kong and its principal activity is to provide catering services in Hong Kong.

Closing of the exchange transaction under the terms of the above-mentioned Exchange Agreement was completed on February 10, 2011.  As a result of closing of the share exchange transaction, the Company acquired HLL and Legend Sun, both of which became wholly-owned subsidiaries of the Company and consolidates HLL as of February 10, 2011 in accordance with ASC 810.

In conjunction with the acquisition, the Company issued 2,291,100 shares of its common stock to Gu which amounted to $218,676 or approximately $0.09 per share to acquire all of the issued and outstanding shares of Common Stock in HLL.  As a result of the issuance of common stock under the Exchange Agreement, the Company has a total of 11,899,276 shares of its common stock issued and outstanding, of which 9,608,176 shares, or approximately 80.75%, are owned by previously existing shareholders of the Company, with the balance of 2,291,100 shares, or approximately 19.25%, are owned by Gu.

Upon completion of the share exchange with shareholder of HLL to acquire HLL and its subsidiary Legend Sun and repaid the balance of the shareholder’s loan to Gu Yao as part of the consideration on February 10, 2011, the shareholder loan to HLL was owned by the Company and became an intercompany loan payable to the Company and eliminated in the Company’s consolidated financial statements as of Mar 31, 2011 and net off the consideration in the purchase price allocation.

The fair values of the assets acquired and liabilities assumed at the date of acquisition as determined in accordance with ASC 805, and the purchase price allocation at the date of acquisition, were as follows:

Consideration:
Equity instruments (2,291,100 common stock of the Company)	$ 218,676
Repayment of stockholder’s loan	(184,226)
Cash acquired	(14,088)
Consideration, net of repayment of stockholder’s loan and cash acquired	$ 20,362

Allocated to:
Accounts receivable	21,792
Due from related parties	12,985
Security deposit	41,216
Property and equipment	108,883
Accounts payable and accrued expenses	(22,060)
Due to related party	(6,980)
Provision for taxation	(6,732)
Stockholder’s loan	(184,226)
Net tangible liabilities	$ (35,122)
Value of excess of purchase price over net liabilities
Acquired allocated to:
Goodwill	$ 55,484”

Item 9A. Controls and Procedures, page 16

9. We note your proposed DC&P and ICFR disclosures in response to comments 52-54 of our letter dated September 15, 2011. We further note that you do not provide your conclusion on the effectiveness of DC&P in the proposed disclosure in response to comment 53, but instead you provide a conclusion on the effectiveness of ICFR. Please further revise your proposed disclosure to provide a conclusion on the effectiveness of

DC&P.

Response: Item 9A Controls and Procedures: Disclosure Controls and Procedures, page 16 will be revised as follows:

“As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer,

of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer have identified a material weakness in connection with the preparation of our consolidated financial statements as of and for the period ended March 31 2011 and have thus concluded that our disclosure controls and procedures were not effective to provide reasonable assurance of the achievement of these objectives.  A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness and control deficiency primarily related to absence of a Chief Financial Officer with appropriate professional experience with U.S. GAAP and SEC rules and regulations.

We believe that the material weakness and other control deficiencies we have identified are temporary because we plan to hire a Consultant or CFO in the US with understanding of U.S. GAAP and experience with SEC reporting requirements in the coming few months to remedy the weakness and deficiencies.”

As Mr. Cheung Ming had resigned from the position of CEO of the Company with effect from May 16, 2011 and Mr. Cheung Sing was appointed as the CEO of the Company on the same day, please address your future comments to Mr. Cheung Sing.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.